SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of February, 2008.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, 108-0014, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of D ocuments Filed

Page
1.	ORIX’s Third Quarter Consolidated Financial Results (April 1, 2007 – December 31, 2007) filed with the Tokyo Stock Exchange on Tuesday, February 5, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: February 5, 2008	By	/s/ Yasuhiko Fujiki
Yasuhiko Fujiki
Director
Vice Chairman and CFO
ORIX Corporation

Consolidated Financial Results

April 1, 2007 – December 31, 2007

February 5, 2008

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

U.S. Dollar amounts have been calculated at Yen 114.15 to $1.00, the approximate exchange rate prevailing at December 31, 2007.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4.Business Risks” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2007 - September 30, 2007.”

The Company believes that it will be considered a “passive foreign investment company” for United States Federal income tax purpose in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

Mita NN Bldg., 4-1-23 Shiba, Minato-ku, Tokyo 108-0014

JAPAN

Tel: +81-3-5419-5102 Fax: +81-3-5419-5901

E-mail: xiaomai_feng@orix.co.jp

Consolidated Financial Results from April 1, 2007 to December 31, 2007

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
Osaka Securities Exchange
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-5419-5102
(URL http://www.orix.co.jp/grp/ir_e/ir_index.htm)

1. Performance Highlights for the Nine Months Ended December 31, 2007 and 2006, and the Year Ended March 31, 2007

(1) Performance Highlights - Operating Results (Unaudited)

	(millions of JPY)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes*2	Year-on-Year Change	Net Income	Year-on-Year Change

December 31, 2007	844,164	(0.5)%	140,299	(37.1)%	177,570	(27.9)%	120,928	(19.9)%
December 31, 2006	848,096	27.6%	223,207	33.5%	246,337	29.1%	150,981	19.7%
March 31, 2007	1,138,179	22.8%	282,697	32.2%	316,605	27.3%	196,506	18.1%

	Basic Earnings Per Share	Diluted Earnings Per Share

December 31, 2007	1,323.81	1,292.93
December 31, 2006	1,675.43	1,614.50
March 31, 2007	2,177.10	2,100.93

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen or millions of U.S. dollars, except for Per Share amounts which are in single yen.
*Note 2:	“Income before Income Taxes” as used throughout the report represents “Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain.”

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Shareholders’ Equity	Shareholders’ Equity Ratio	Shareholders’ Equity Per Share

December 31, 2007	9,114,926	1,266,894	13.9%	14,002.57
December 31, 2006	7,802,545	1,137,752	14.6%	12,588.14
March 31, 2007	8,207,187	1,194,234	14.6%	13,089.83

(3) Performance Highlights - Cash Flows (Unaudited)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Period

December 31, 2007	30,994	(839,536)	841,796	247,595
December 31, 2006	163,714	(561,663)	278,251	126,782
March 31, 2007	226,128	(802,278)	545,014	215,163

2. Dividends for the Years Ended March 31, 2008, 2007 and 2006 (Unaudited)

Dividends Per Share
March 31, 2006	90.00
March 31, 2007	130.00
March 31, 2008 (Forecast)*3	260.00

*Note 3:	For details, please refer to “Announcement Regarding Dividend Forecast” dated February 5, 2008.

3. Forecasts for the Year Ending March 31, 2008 (Unaudited)

Fiscal Year	Total Revenues	Year-on-Year Change	Income before Income Taxes*2	Year-on-Year Change	Net Income	Year-on-Year Change	Basic Earnings Per Share
March 31, 2008 (Forecast)*4	1,163,000	2.2%	261,000	(17.6)%	170,000	(13.5)%	1,861.01

*Note 4:	For details, please refer to “Announcement Regarding Downward Revision of Forecast for the Fiscal Year Ending March 31, 2008” dated February 5, 2008.

4. Other Information

(1)	Changes in Significant Consolidated Subsidiaries	Yes	( )	No	( x )

(2)	Adoption of Simplified Accounting Method	Yes	( )	No	( x )

(3)	Changes in Accounting Principles, Procedures and Disclosures	Yes	( )	No	( x )

1. Qualitative Information Regarding Consolidated Financial Results

Financial Results for the Nine Months Ended December 31, 2007

Income before Income Taxes*	177,570 million yen (Down 28% year on year)
Net Income	120,928 million yen (Down 20% year on year)
Earnings Per Share (Basic)	1,323.81 yen (Down 21% year on year)
Earnings Per Share (Diluted)	1,292.93 yen (Down 20% year on year)
Shareholders’ Equity Per Share	14,002.57 yen (Up 7% on March 31, 2007)
ROE (Annualized)	13.1% (December 31, 2006: 19.3%)
ROA (Annualized)	1.86% (December 31, 2006: 2.68%)

*	“Income before income taxes” refers to “income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain.”

Revenues: 844,164 million yen (Down 0% year on year)

Revenues were flat at 844,164 million yen in the first nine months of this fiscal year compared with the same period of the previous fiscal year. Although revenues from “direct financing leases,” “brokerage commissions and net gains on investment securities,” “life insurance premiums and related investment income,” “real estate sales” and “gains on sales of real estate under operating leases” decreased year on year, revenues from “operating leases,” “interest on loans and investment securities,” and “other operating revenues” were up compared to the same period of the previous fiscal year.

Revenues from “direct financing leases” decreased 15% to 58,099 million yen compared to the same period of the previous fiscal year. In Japan, revenues from “direct financing leases” were down 17% to 39,131 million yen compared to 47,192 million yen in the same period of the previous fiscal year due to a lower level of operating assets resulting from securitizations made in the latter half of the previous fiscal year and our prudent selectiveness of new projects, in addition to decreases in revenues from cancellations and revenues from sales of direct financing lease assets and decrease in gains from securitizations. Overseas, revenues were down 11% to 18,968 million yen compared to 21,331 million yen in the same period of the previous fiscal year due to the lower level of operating assets.

Revenues from “operating leases” increased 17% to 217,548 million yen compared to the same period of the previous fiscal year. In Japan, revenues were up 13% to 159,987 million yen compared to 141,254 million yen in the same period of the previous fiscal year due to an expansion in automobile, real estate operating leases and precision measuring and other equipment rental operations. Overseas, revenues were up 29% to 57,561 million yen compared to 44,754 million yen in the same period of the previous fiscal year due to factors including an expansion of automobile operating leases in the Asia, Oceania and Europe segment.

Revenues from “interest on loans and investment securities” increased 16% to 169,980 million yen compared to the same period of the previous fiscal year. In Japan, “interest on loans and investment securities” increased 22% to 135,199 million yen compared to 110,688 million yen in the same period of the previous fiscal year due primarily to an expansion of loans to corporate customers, including non-recourse loans. Overseas, revenues were down 2% to 34,781 million yen compared to 35,574 million yen in the same period of the previous fiscal year due to a decrease in contributions from interest on investment securities recorded in the second quarter of the previous fiscal year, despite an expansion of loans to corporate customers mainly in The Americas segment.

Revenues from “brokerage commissions and net gains on investment securities” decreased 65% to 20,026 million yen compared to the same period of the previous fiscal year. Brokerage commissions decreased 3% year on year. Net gains on investment securities decreased 72% year on year due to a decrease in revenues from the venture capital operations and the securities investment operations in The Americas segment, in addition to gains on the sale of a portion of our shares in Aozora Bank, Ltd. (herein referred to as “Aozora Bank”) in connection with its listing on the Tokyo Stock Exchange which were recorded in the third quarter of the previous fiscal year.

Although life insurance premiums were flat year on year, revenues from “life insurance premiums and related investment income” were down 1% year on year to 93,173 million yen due to a decrease in life insurance related investment income.

Although gains from sales were recorded in the Oceania region, “real estate sales” decreased 26% year on year to 58,338 million yen due mainly to a decrease in the number of condominiums sold to buyers in Japan compared to the same period of the previous fiscal year. Residential condominiums developed through certain joint ventures are recorded under “equity in net income of affiliates” net of revenues and costs.

“Gains on sales of real estate under operating leases” were down 62% year on year to 6,601 million yen due to a decrease in gains on sales of office buildings and other real estate under operating leases not classified under discontinued operations (refer to (Note 1) below).

“Other operating revenues” increased 11% year on year to 220,399 million yen. In Japan, revenues were up 13% to 174,986 million yen compared to 155,290 million yen in the same period of the previous fiscal year due mainly to an increase in revenues associated with real estate management operations including golf courses and training facilities, and contributions from the beginning of this fiscal year from companies in which we invested in the previous fiscal year. Overseas, revenues increased 5% to 45,413 million yen compared to 43,272 million yen in the same period of the previous fiscal year due to the recognition of ship finance-related revenues in the Asian region.

Note 1:	Subsidiaries, business units, and certain rental properties sold or to be disposed of by sale, are reported under continuing operations or discontinued operations, and are dependent on the existence of significant continuing involvements. In the absence of significant continuing involvements, they are reported under discontinued operations and the related amounts that had been previously reported have been reclassified retroactively.

Expenses: 703,865 million yen (Up 13% year on year)

Expenses increased 13% to 703,865 million yen compared with the same period of the previous fiscal year. Although “interest expense,” “costs of operating leases,” “other operating expenses,” “selling, general and administrative expenses,” “provision for doubtful receivables and probable loan losses” and “write-downs of securities” increased year on year, “life insurance costs” and “costs of real estate sales” were down year on year.

“Interest expense” was up 35% year on year to 79,060 million yen due mainly to an increase in Japan. In Japan, “interest expense” increased 54% year on year due to higher interest rates as well as higher average debt levels. Overseas, “interest expense” increased 10% year on year due mainly to higher average debt levels.

“Costs of operating leases” were up 17% year on year to 139,160 million yen accompanying the increase in operating lease assets.

“Life insurance costs” were down 1% year on year to 80,927 million yen.

“Costs of real estate sales” were down 21% year on year to 51,549 million yen along with the decrease in “real estate sales.”

“Other operating expenses” were up 21% year on year to 125,795 million yen accompanying the increase in “other operating revenues.”

“Selling, general and administrative expenses” were up 9% year on year to 198,895 million yen due to an increase in general and administrative expenses for write-downs of intangible assets, in addition to recorded expenses associated with companies in which we invested in the previous fiscal year from the beginning of this fiscal year, and expenses associated with the expansion of existing operations.

“Provision for doubtful receivables and probable loan losses” more than doubled year on year to 22,776 million yen due to some reversals of the provision for doubtful receivables and probable loan losses in the same period of the previous fiscal year, in addition to factors including an increase in installment loans.

There were no “write-downs of long-lived assets” recorded in the first nine months of this fiscal year.

“Write-downs of securities” were up 32% year on year to 5,347 million yen.

Net Income: 120,928 million yen (Down 20% year on year)

“Operating income” was down 37% year on year to 140,299 million yen due to the reasons noted above.

“Equity in net income of affiliates” increased 31% to 28,682 million yen due to an increase in profits from equity method affiliates mainly based in Japan and earnings from investments in residential condominiums developed through certain joint ventures.

“Gains on sales of subsidiaries and affiliates and liquidation losses” were up more than seven times year on year to 8,589 million yen, due to gains on sales of affiliates mainly in the Asian region.

As a result, “income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain” decreased 28% year on year to 177,570 million yen.

“Minority interests in earnings of subsidiaries, net” increased 3% year on year to 3,477 million yen.

“Income from continuing operations” decreased 28% year on year to 102,367 million yen.

“Discontinued operations (refer to (Note 1) on page 2), net of applicable tax effect” more than doubled year on year to 18,561 million yen due mainly to an increase in gains on sales of real estate under operating leases in Japan.

As a result of the foregoing changes, “net income” decreased 20% year on year to 120,928 million yen.

Segment Information

Segment profits (refer to (Note 2) below) declined year on year for the “Corporate Financial Services,”

“Automobile Operations,” “Real Estate-Related Finance,” “Life Insurance,” “Other,” and “The Americas” segments; and increased for the “Rental Operations,” “Real Estate,” and “Asia, Oceania and Europe” segments compared to the same period of the previous fiscal year.

The results of the reported segments from the first quarter of this fiscal year reflect the revised business classification of the Company. Accordingly, leasing operations of the affiliates, which had been included in the “Other” segment, have been included in the “Corporate Financial Services” segment from the first quarter of this fiscal year (refer to (Note 1) below on page 15 of the Segment Information).

Note 2:	The Company evaluates the performance of its segments based on income before income taxes as well as results of discontinued operations before applicable tax effect and minority interests in earnings of subsidiaries. Tax expenses are not included in segment profits.

Operations in Japan

Corporate Financial Services Segment:

Segment revenues were up 11% year on year to 98,825 million yen due primarily to an expansion of loans to corporate customers, despite a decrease in gains from securitizations.

Segment profits decreased 40% to 25,788 million yen compared to 42,998 million yen in the same period of the previous fiscal year, despite an increase in segment revenues, due to increases in “interest expense” and “provision for doubtful receivables and probable loan losses,” where some reversals were recognized in the same period of the previous fiscal year, in addition to the recognition of write-downs of intangible assets.

Segment assets increased 11% on March 31, 2007 to 2,061,383 million yen due to the expansion of loans to corporate customers.

Automobile Operations Segment:

Segment revenues increased 7% year on year to 116,752 million yen due to an increase in revenues from operating leases, despite a decrease in revenues from direct financing leases in the automobile leasing operations due to lower operating assets resulting from securitizations made in the previous fiscal year.

Segment profits decreased 7% to 18,318 million yen compared to 19,741 million yen in the same period of the previous fiscal year due to an increase in expenses accompanying an increase in revenues from operating leases, in addition to an increase in “interest expenses” and “selling, general and administrative expenses,” including advertisement costs.

Segment assets increased 2% on March 31, 2007 at 519,937 million yen due to an expansion of operating lease assets.

Rental Operations Segment:

Segment revenues were up 16% year on year to 57,434 million yen due to an increase in revenues from operating leases including precision measuring and other equipment.

Segment profits increased 40% to 8,890 million yen compared to 6,328 million yen in the same period of the previous fiscal year, as there were no losses on the sale of investment securities, which were recorded in the same period of the previous fiscal year, and due to an increase in segment revenues.

Segment assets increased 1% on March 31, 2007 to 122,823 million yen due to an increase in operating lease assets, despite a decrease in investment in direct financing leases.

Real Estate-Related Finance Segment:

Segment revenues increased 14% year on year to 65,996 million yen due to an expansion of revenues associated with corporate loans, including non-recourse loans, despite decreases in revenues from real estate sales and gains from securitizations.

Segment profits decreased 3% to 29,614 million yen compared to 30,685 million yen in the same period of the previous fiscal year, despite an increase in segment revenues, due to decreases in gains from real estate sales and gains from securitizations, in addition to the increases in “interest expense” and “provision for doubtful receivables and probable loan losses,” where some reversals were recognized in the same period of the previous fiscal year.

Segment assets increased 27% on March 31, 2007 to 1,924,709 million yen due to an increase in corporate loans, including non-recourse loans.

Real Estate Segment:

Segment revenues decreased 3% year on year to 188,132 million yen due to a decrease in real estate sales as a result of a decrease in the number of condominiums sold to buyers, despite an increase in revenues associated with real estate rental activities, including office buildings, and management operations, including golf courses and training facilities, and an increase in gains on sales of real estate under operating leases.

Segment profits increased 6% to 44,338 million yen compared to 41,958 million yen in the same period of the previous fiscal year due mainly to an increase in gains on sales of real estate under operating leases, in addition to an increase in the contribution from residential condominiums developed through certain joint ventures which were accounted for by the equity method. The total number of condominiums sold to buyers was 1,960 units in the first nine months of this fiscal year compared with 2,317 units in the same period of the previous fiscal year.

Segment assets increased 11% on March 31, 2007 to 998,426 million yen due mainly to an expansion of operating assets, including operating lease assets.

Life Insurance Segment:

Although revenues from life insurance premiums were flat year on year, segment revenues were down 1% year on year to 92,775 million yen, due to a decrease in life insurance related investment income.

Segment profits decreased 32% year on year to 4,947 million yen compared to 7,222 million yen in the same period of the previous fiscal year due to factors including an increase in “provision for doubtful receivables and probable loan losses,” where some reversals were recognized in the same period of the previous fiscal year, despite a slight decrease in segment revenues.

Segment assets decreased 1% on March 31, 2007 to 505,071 million yen.

Other Segment:

Although contributions were recorded from the beginning of this fiscal year from companies in which we invested in the previous fiscal year, segment revenues decreased 25% year on year to 87,609 million yen due to a decrease in revenues from venture capital operations, in addition to gains on the sale of a portion of our shares in Aozora Bank which were recorded in the third quarter of the previous fiscal year.

Segment profits decreased 58% to 24,444 million yen compared to 58,443 million yen in the same period of the previous fiscal year due to factors including a decrease in segment revenues and a decrease in gains on sales of subsidiaries and affiliates, despite an increase in contributions from equity method affiliates in Japan.

Segment assets decreased 1% on March 31, 2007 to 764,577 million yen.

Overseas Operations

The Americas Segment:

Segment revenues decreased 9% year on year to 78,013 million yen due to a decrease in one-off contributions made by gains on investment securities and interest on investment securities, which were recorded in the second quarter of the previous fiscal year, despite an increase in revenues associated with corporate loans and an increase in gains from sales of real estate under operating leases. Furthermore, the U.S. subprime mortgage loan problem had no direct impact, and the indirect effect was limited.

Segment profits decreased 37% to 15,001 million yen compared to 23,905 million yen in the same period of the previous fiscal year accompanying a decrease in segment revenues.

Segment assets increased 8% on March 31, 2007 to 525,962 million yen due mainly to an increase in corporate loans.

Asia, Oceania and Europe Segment:

Segment revenues were up 25% year on year to 95,700 million yen due to an expansion of operating leases, including automobile leasing, and the recognition of real estate sales and ship finance-related revenues this fiscal year, despite the absence of a recognition of gains on the sale of operations in the Oceania region in the third quarter of the previous fiscal year.

Segment profits increased 27% to 36,984 million yen compared to 29,230 million yen in the same period of the previous fiscal year due to an increase in segment revenues, in addition to factors including the recognition of gains on sales of subsidiaries and affiliates.

Segment assets were up 2% on March 31, 2007 to 637,369 million yen, due to an increase in investment in direct financing leases and operating lease assets, despite a decrease in investment in affiliates due to the sales of affiliates including Korea Life Insurance Co., Ltd.

Summary of Third Quarter (Three Months Ended December 31, 2007)

In the third quarter of this fiscal year revenues decreased 20,838 million yen year on year.

Revenues from “direct financing leases” were down compared to the third quarter of the previous fiscal year due to factors including a decrease in operating assets. Revenues from “operating leases” and “interest on loans and investment securities” were up compared to the same period of the previous fiscal year due to factors including an increase in operating assets. “Brokerage commissions and net gains on investment securities” were down due to the recognition of gains on the sale of a portion of our shares in Aozora Bank in the third quarter of the previous fiscal year. “Life insurance premiums and related investment income” was down year on year due to a decrease in life insurance related investment income, despite an increase in life insurance premiums compared to the same period of the previous fiscal year. “Real estate sales” were up year on year due to the recognition of gains from sales in the Oceania region. “Gains on sales of real estate under operating leases” were down year on year. “Other operating revenues” were up year on year.

Expenses were up 25,360 million yen compared to the third quarter of the previous fiscal year.

“Interest expense” was up year on year due to higher average debt levels and higher interest rates. “Costs of operating leases” were up year on year in line with the increase in operating assets. “Life insurance costs” were up compared with the same period of the previous fiscal year. “Costs of real estate sales” increased year on year in line with the higher “real estate sales.” “Other operating expenses” increased in line with the increased “other operating revenues.” “Selling, general and administrative expenses” were up year on year. “Provision for doubtful receivables and probable loan losses” increased compared to the third quarter of the previous fiscal year, due to some reversals of the provision for doubtful receivables and probable loan losses in the third quarter of the previous fiscal year, and reflecting an increase in installment loans. “Write-downs of securities” decreased year on year.

The foregoing changes resulted in a decrease in “operating income” by 46,198 million yen to 42,408 million yen compared with the third quarter of the previous fiscal year.

Although “gains on sales of subsidiaries and affiliates and liquidation losses” increased year on year, “equity in net income of affiliates” was down. As a result, “income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain” decreased by 46,459 million yen compared to the third quarter of the previous fiscal year to 49,104 million yen.

“Minority interests in earnings of subsidiaries” of 1,135 million yen were recorded and as a result, “income from continuing operations” decreased by 26,460 million yen compared to the third quarter of the previous fiscal year to 28,042 million yen.

“Discontinued operations, net of applicable tax effect” added 878 million yen and “net income” in the third quarter of this fiscal year decreased by 30,735 million yen to 28,920 million yen compared with “net income” of 59,655 million yen in the third quarter of the previous fiscal year.

2. Qualitative Information Regarding Consolidated Financial Condition

Analysis of Assets, Liabilities and Shareholders’ Equity

Operating Assets: 7,402,376 million yen (Up 12% on March 31, 2007)

In the first nine months of this fiscal year, operating assets were up 12% on March 31, 2007 to 7,402,376 million yen. As a result of our continuing selectiveness of projects, “investment in direct financing leases” was down on March 31, 2007, while “installment loans,” “investment in operating leases,” “investment in securities” and “other operating assets” increased.

Summary of Cash Flows

Cash and cash equivalents increased by 32,432 million yen to 247,595 million yen compared to March 31, 2007.

“Cash flows from operating activities” provided 30,994 million yen in the first nine months of this fiscal year due to the addition of non-cash items to “net income,” including “depreciation and amortization” and “provision for doubtful receivables and probable loan losses,” despite outflows from “increase in loans held for sale,” “increase in inventories” and “decrease in accrued expenses.”

“Cash flows from investing activities” used 839,536 million yen in the first nine months of this fiscal year and used 561,663 million yen in the first nine months of the previous fiscal year due to factors including an increase in outflows associated with the increase in “installment loans made to customers” (refer to (Note 3) below), as a result of the expansion of loans to corporate customers, and the increase in “purchases of available-for-sale securities.”

“Cash flows from financing activities” provided 841,796 million yen in the first nine months of this fiscal year and provided 278,251 million yen in the first nine months of the previous fiscal year due to an increase in debt accompanying the increase in operating assets.

Note 3:	Based on cash flow classifications under U.S. GAAP, installment loans made to customers and principal collected on installment loans (excluding issues and collections of loans held for sale) are classified under “Cash flows from investing activities.”

3. Qualitative Information Regarding Forecast for Consolidated Financial Results

Outlook for the Fiscal Year Ending March 31, 2008

In terms of the business environment for the fiscal year ending March 31, 2008, overseas, due to the continuing subprime mortgage loan problem and the decrease in housing investment, fears of a slowdown in the U.S. economy have heightened, and the outlook for the European economy has also become uncertain. In Japan, further uncertainty is growing with the decision at the Bank of Japan’s Monetary Policy Meeting at the end of 2007 to revise downwards the outlook for the Japanese economy. Going forward, by taking into account the turmoil in the international financial markets and the credit crunch trend, we believe that the unstable circumstances of the world economy will continue, and the Japanese economy will also become more severe.

The economic environment has changed considerably from our initial forecast for the fiscal year, and while the ORIX Group’s medium- and long-term growth path has not fundamentally changed, we have concluded that presently, soundness must be prioritized over growth. Specifically, we have taken a more prudent approach on taking credit risk from the third quarter of this fiscal year onwards.

Based on the above mentioned economic environment and measures, we have revised downward our forecast for the fiscal year ending March 31, 2008, announced on May 10, 2007, to “total revenues” of 1,163,000 million yen (up 2.2% compared with the fiscal year ended March 31, 2007), “income before income taxes” of 261,000 million yen (down 17.6%), and “net income” of 170,000 million yen (down 13.5%).

	(millions of yen)

	Total Revenues	Income before Income Taxes*	Net Income
Previous Forecast (A)	1,216,000	353,000	202,500
New Forecast (B)	1,163,000	261,000	170,000
Change (B-A)	(53,000)	(92,000)	(32,500)
Change (%)	(4.4)%	(26.1)%	(16.0)%
(Reference) Fiscal 2007 Results	1,138,179	316,605	196,506

*	”Income before income taxes” refers to “income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain.”

Although forward-looking statements in this document such as forecasts are attributable to current information available to the Company as well as on assumptions deemed rational, actual financial results may differ materially due to various factors.

The ORIX Group has been diversifying its business expansion into areas centering on its financial service operations, including real estate-related and investment-related operations. Due to the characteristics of these operations, which are affected by changes in economic conditions in Japan and overseas, our operating environment, as well as market trends, it has become difficult to accurately estimate figures, such as earnings forecasts.

Therefore, readers are urged not to place undue reliance on these figures, as they may differ materially from the actual financial results.

Various factors causing these figures to differ materially are discussed, but not limited to, those described under “Risk Factors” (includes additional items listed on page 9 of Consolidated Financial Results from April 1, 2007 to September 30, 2007 announced on November 6, 2007) in the Form 20-F submitted to the U.S. Securities and Exchange Commission.

Consolidated Financial Highlights

(For the Nine Months Ended December 31, 2006 and 2007, and the Year Ended March 31, 2007)

(Unaudited)

	(millions of JPY, except for per share data)

Operating Assets	December 31, 2006	Year -on- year Change	December 31, 2007	Year -on- year Change	Relationship to March 31, 2007	March 31, 2007	Year -on- year Change
Investment in Direct Financing Leases	1,343,413	90%	1,197,444	89%	95%	1,258,404	88%
Installment Loans	3,341,163	122%	3,881,360	116%	111%	3,490,326	119%
Investment in Operating Leases	816,050	131%	1,013,559	124%	118%	862,049	120%
Investment in Securities	773,546	115%	1,125,532	146%	129%	875,581	128%
Other Operating Assets	142,337	147%	184,481	130%	121%	152,106	166%

Total	6,416,509	114%	7,402,376	115%	112%	6,638,466	113%

Operating Results
Total Revenues	848,096	128%	844,164	100%	—	1,138,179	123%
Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	246,337	129%	177,570	72%	—	316,605	127%
Net Income	150,981	120%	120,928	80%	—	196,506	118%
Earnings Per Share
Net Income
Basic	1,675.43	117%	1,323.81	79%	—	2,177.10	116%
Diluted	1,614.50	119%	1,292.93	80%	—	2,100.93	117%
Shareholders’ Equity Per Share	12,588.14	125%	14,002.57	111%	107%	13,089.83	123%

Financial Position
Shareholders’ Equity	1,137,752	127%	1,266,894	111%	106%	1,194,234	125%
Number of Outstanding Shares (thousands of shares)	90,383	102%	90,476	100%	99%	91,234	101%
Long-and Short-Term Debt and Deposits	5,231,652	116%	6,374,711	122%	116%	5,483,922	111%
Total Assets	7,802,545	117%	9,114,926	117%	111%	8,207,187	113%
Shareholders’ Equity Ratio	14.6%	—	13.9%	—	—	14.6%	—
Return on Equity (annualized)	19.3%	—	13.1%	—	—	18.3%	—
Return on Assets (annualized)	2.68%	—	1.86%	—	—	2.54%	—

New Business Volumes
Direct Financing Leases
New Receivables Added	551,204	82%	504,078	91%	—	720,840	81%
New Equipment Acquisitions	491,499	82%	443,683	90%	—	636,723	80%
Installment Loans	1,575,705	126%	1,778,629	113%	—	2,226,282	121%
Operating Leases	252,842	137%	341,642	135%	—	348,561	110%
Investment in Securities	170,293	104%	462,637	272%	—	331,055	140%
Other Operating Transactions	147,295	168%	112,019	76%	—	215,409	163%

Condensed Consolidated Statements of Income

(For the Nine Months Ended December 31, 2006 and 2007, and the Year Ended March 31, 2007)

(Unaudited)

	(millions of JPY, millions of US$)

	Nine Months ended December 31, 2006	Year -on- year Change (%)	Nine Months ended December 31, 2007	Year -on- year Change (%)	Year ended March 31, 2007	Year -on- year Change (%)	U.S. dollars Nine Months ended December 31, 2007
Total Revenues :	848,096	128	844,164	100	1,138,179	123	7,395

Direct financing leases	68,523	97	58,099	85	90,266	94	509
Operating leases	186,008	117	217,548	117	252,953	122	1,906
Interest on loans and investment securities	146,262	125	169,980	116	201,531	126	1,489
Brokerage commissions and net gains on investment securities	57,830	205	20,026	35	70,684	145	175
Life insurance premiums and related investment income	94,198	96	93,173	99	132,835	96	816
Real estate sales	79,245	148	58,338	74	87,178	116	511
Gains on sales of real estate under operating leases	17,468	185	6,601	38	22,958	256	58
Other operating revenues	198,562	153	220,399	111	279,774	145	1,931

Total Expenses :	624,889	126	703,865	113	855,482	120	6,166

Interest expense	58,537	136	79,060	135	81,209	138	693
Costs of operating leases	118,833	120	139,160	117	162,719	123	1,219
Life insurance costs	81,711	98	80,927	99	115,565	98	709
Costs of real estate sales	64,989	141	51,549	79	73,999	112	452
Other operating expenses	104,175	124	125,795	121	147,693	120	1,102
Selling, general and administrative expenses	182,690	143	198,895	109	253,416	136	1,742
Provision for doubtful receivables and probable loan losses	9,387	79	22,776	243	13,798	85	199
Write-downs of long-lived assets	405	78	—	—	1,027	12	—
Write-downs of securities	4,047	104	5,347	132	5,592	123	47
Foreign currency transaction loss, net	115	—	356	310	464	—	3

Operating Income	223,207	134	140,299	63	282,697	132	1,229

Equity in Net Income of Affiliates	21,967	106	28,682	131	31,946	100	251
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses	1,163	39	8,589	739	1,962	72	75

Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	246,337	129	177,570	72	316,605	127	1,555

Provision for Income Taxes	101,349	130	71,726	71	126,576	131	628

Income before Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	144,988	129	105,844	73	190,029	125	927

Minority Interests in Earnings of Subsidiaries, Net	3,376	264	3,477	103	4,858	150	30

Income from Continuing Operations	141,612	127	102,367	72	185,171	124	897

Discontinued Operations:
Income from discontinued operations, net	14,452		31,142		17,468		272
Provision for income taxes	(5,656)		(12,581)		(6,706)		(110)

Discontinued operations, net of applicable tax effect	8,796	60	18,561	211	10,762	61	162

Extraordinary Gain, Net of Applicable Tax Effect	573	—	—	—	573	—	—

Net Income	150,981	120	120,928	80	196,506	118	1,059

Note:	Pursuant to FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.

Condensed Consolidated Statements of Income

(For the Three Months Ended December 31, 2006 and 2007)

(Unaudited)

	(millions of JPY, millions of US$)

	Three Months ended December 31, 2006	Year -on- year Change (%)	Three Months ended December 31, 2007	Year -on- year Change (%)	U.S. dollars Three Months ended December 31, 2007
Total Revenues :	297,620	133	276,782	93	2,425

Direct financing leases	21,770	91	19,355	89	169
Operating leases	63,816	120	72,686	114	637
Interest on loans and investment securities	51,460	126	57,482	112	504
Brokerage commissions and net gains on investment securities	39,296	505	4,979	13	44
Life insurance premiums and related investment income	30,431	102	29,024	95	254
Real estate sales	11,350	51	17,746	156	155
Gains on sales of real estate under operating leases	5,288	—	762	14	7
Other operating revenues	74,209	159	74,748	101	655

Total Expenses :	209,014	122	234,374	112	2,053

Interest expense	21,130	142	27,328	129	239
Costs of operating leases	43,009	127	47,202	110	413
Life insurance costs	24,275	98	25,092	103	220
Costs of real estate sales	9,983	55	14,902	149	131
Other operating expenses	39,354	132	43,437	110	380
Selling, general and administrative expenses	63,647	145	65,817	103	577
Provision for doubtful receivables and probable loan losses	5,830	116	8,644	148	76
Write-downs of long-lived assets	—	—	—	—	—
Write-downs of securities	1,905	157	1,590	83	14
Foreign currency transaction loss (gain), net	(119)	24	362	—	3

Operating Income	88,606	168	42,408	48	372

Equity in Net Income of Affiliates	6,950	136	4,162	60	36
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses	7	1	2,534	—	22

Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	95,563	162	49,104	51	430

Provision for Income Taxes	39,438	162	19,927	51	175

Income before Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	56,125	162	29,177	52	255

Minority Interests in Earnings of Subsidiaries, Net	1,623	510	1,135	70	10

Income from Continuing Operations	54,502	159	28,042	51	245

Discontinued Operations:
Income from discontinued operations, net	8,376		1,326		12
Provision for income taxes	(3,223)		(448)		(4)

Discontinued operations, net of applicable tax effect	5,153	65	878	17	8

Extraordinary Gain, Net of Applicable Tax Effect	—	—	—	—	—

Net Income	59,655	142	28,920	48	253

Condensed Consolidated Balance Sheets

(As of December 31, 2006 and 2007, and March 31, 2007)

(Unaudited)

	(millions of JPY, millions of US$)

	December 31, 2006	December 31, 2007	March 31, 2007	U.S. dollars December 31, 2007
Assets
Cash and Cash Equivalents	126,782	247,595	215,163	2,169
Restricted Cash	127,383	173,873	121,569	1,523
Time Deposits	946	3,328	913	29
Investment in Direct Financing Leases	1,343,413	1,197,444	1,258,404	10,490
Installment Loans	3,341,163	3,881,360	3,490,326	34,002
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(91,835)	(100,251)	(89,508)	(878)
Investment in Operating Leases	816,050	1,013,559	862,049	8,879
Investment in Securities	773,546	1,125,532	875,581	9,860
Other Operating Assets	142,337	184,481	152,106	1,616
Investment in Affiliates	359,849	315,889	367,762	2,767
Other Receivables	193,909	257,948	212,324	2,260
Inventories	175,483	242,456	216,150	2,124
Prepaid Expenses	46,542	60,039	54,855	526
Office Facilities	90,245	90,876	90,682	796
Other Assets	356,732	420,797	378,811	3,687

Total Assets	7,802,545	9,114,926	8,207,187	79,850

Liabilities and Shareholders’ Equity
Short-Term Debt	1,112,673	1,564,928	1,174,391	13,709
Deposits	390,681	460,773	446,474	4,036
Trade Notes, Accounts Payable and Other Liabilities	353,538	423,334	381,110	3,709
Accrued Expenses	88,272	91,924	122,202	805
Policy Liabilities	488,130	485,814	491,946	4,256
Current and Deferred Income Taxes	302,943	255,566	320,412	2,239
Security Deposits	162,970	173,251	174,196	1,518
Long-Term Debt	3,728,298	4,349,010	3,863,057	38,099

Total Liabilities	6,627,505	7,804,600	6,973,788	68,371

Minority Interests	37,288	43,432	39,165	381

Common Stock	90,992	102,066	98,755	894
Additional Paid-in Capital	112,292	134,655	119,402	1,180
Retained Earnings:
Legal reserve	2,220	2,220	2,220	19
Retained earnings	876,275	1,032,539	921,823	9,045
Accumulated Other Comprehensive Income	59,584	29,086	55,253	255
Treasury Stock, at Cost	(3,611)	(33,672)	(3,219)	(295)

Total Shareholders’ Equity	1,137,752	1,266,894	1,194,234	11,098

Total Liabilities and Shareholders’ Equity	7,802,545	9,114,926	8,207,187	79,850

	December 31, 2006	December 31, 2007	March 31, 2007	U.S. dollars December 31, 2007
Note : Accumulated Other Comprehensive Income
Net unrealized gains on investment in securities	80,101	52,839	72,994	463
Defined benefit pension plans	—	3,051	3,604	27
Minimum pension liability adjustments	(621)	—	—	—
Foreign currency translation adjustments	(22,053)	(29,375)	(22,620)	(257)
Net unrealized gains on derivative instruments	2,157	2,571	1,275	22

	59,584	29,086	55,253	255

Condensed Consolidated Statements of Shareholders’ Equity

(For the Nine Months Ended December 31, 2006 and 2007, and the Year Ended March 31, 2007)

(Unaudited)

	(millions of JPY, millions of US$)

	Nine Months ended December 31, 2006	Nine Months ended December 31, 2007	Year ended March 31, 2007	U.S. dollars Nine Months ended December 31, 2007
Common Stock:
Beginning balance	88,458	98,755	88,458	865
Exercise of warrants and stock acquisition rights	1,504	950	2,259	8
Conversion of convertible bond	1,030	2,361	8,038	21

Ending balance	90,992	102,066	98,755	894

Additional Paid-in Capital:
Beginning balance	106,729	119,402	106,729	1,046
Exercise of warrants, stock acquisition rights and stock options	1,502	947	2,257	8
Conversion of convertible bond	945	1,848	6,250	16
Stock-based compensation	2,681	1,700	3,515	15
Share swap merger	—	10,215	—	90
Other, net	435	543	651	5

Ending balance	112,292	134,655	119,402	1,180

Legal Reserve:
Beginning balance	2,220	2,220	2,220	19

Ending balance	2,220	2,220	2,220	19

Retained Earnings:
Beginning balance	733,386	921,823	733,386	8,076
Cash dividends	(8,092)	(11,863)	(8,092)	(104)
Net income	150,981	120,928	196,506	1,059
Capital transactions of equity-method investee	—	1,641	—	14
Other, net	—	10	23	0

Ending balance	876,275	1,032,539	921,823	9,045

Accumulated Other Comprehensive Income:
Beginning balance	27,603	55,253	27,603	484
Net change of unrealized gains on investment in securities	29,245	(20,155)	22,138	(176)
Defined benefit pension plans	—	(553)	—	(5)
Net change of minimum pension liability adjustments	11	—	(5)	—
Adjustment to initially apply FASB Statement No. 158	—	—	4,241	—
Net change of foreign currency translation adjustments	4,079	(6,755)	3,512	(59)
Net change of unrealized gains on derivative instruments	(1,354)	1,296	(2,236)	11

Ending balance	59,584	29,086	55,253	255

Treasury Stock:
Beginning balance	(4,750)	(3,219)	(4,750)	(28)
Exercise of stock options	1,142	151	1,518	1
Acquisition of treasury stock	—	(30,000)	—	(263)
Other, net	(3)	(604)	13	(5)

Ending balance	(3,611)	(33,672)	(3,219)	(295)

Total Shareholders’ Equity:
Beginning balance	953,646	1,194,234	953,646	10,462
Increase, net	184,106	72,660	240,588	636

Ending balance	1,137,752	1,266,894	1,194,234	11,098

Summary of Comprehensive Income:
Net income	150,981	120,928	196,506	1,059
Other comprehensive income (loss)	31,981	(26,167)	23,409	(229)

Comprehensive income	182,962	94,761	219,915	830

Condensed Consolidated Statements of Cash Flows

(For the Nine Months Ended December 31, 2006 and 2007, and the Year Ended March 31, 2007)

(Unaudited)

	(millions of JPY, millions of US$)

	Nine Months ended December 31, 2006	Nine Months ended December 31, 2007	Year ended March 31, 2007	U.S. dollars Nine Months ended December 31, 2007
Cash Flows from Operating Activities:
Net income	150,981	120,928	196,506	1,059
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	110,822	123,812	152,441	1,085
Provision for doubtful receivables and probable loan losses	9,387	22,776	13,798	199
Decrease in policy liabilities	(15,578)	(6,132)	(11,762)	(54)
Gains from securitization transactions	(3,643)	(1,839)	(7,762)	(16)
Equity in net income of affiliates	(21,967)	(28,682)	(31,946)	(251)
Gains on sales of subsidiaries and affiliates and liquidation losses	(1,163)	(8,589)	(1,962)	(75)
Extraordinary gain	(573)	—	(573)	—
Minority interests in earnings of subsidiaries, net	3,376	3,477	4,858	30
Gains on sales of available-for-sale securities	(41,609)	(4,236)	(49,262)	(37)
Gains on sales of real estate under operating leases	(17,468)	(6,601)	(22,958)	(58)
Gains on sales of operating lease assets other than real estate	(10,061)	(12,295)	(12,105)	(108)
Write-downs of long-lived assets	405	—	1,027	—
Write-downs of securities	4,047	5,347	5,592	47
Decrease (increase) in restricted cash	45,491	(52,506)	51,299	(460)
Increase in loans held for sale	—	(17,577)	(52,811)	(154)
Decrease in trading securities	11,776	178	11,248	2
Increase in inventories	(46,530)	(26,212)	(85,899)	(230)
Increase in prepaid expenses	(5,478)	(5,064)	(13,708)	(44)
Increase (decrease) accrued expenses	(4,226)	(30,884)	36,594	(271)
Increase (decrease) in security deposits	10,198	(1,365)	21,182	(12)
Other, net	(14,473)	(43,542)	22,331	(380)

Net cash provided by operating activities	163,714	30,994	226,128	272

Cash Flows from Investing Activities:
Purchases of lease equipment	(776,535)	(804,369)	(1,031,591)	(7,047)
Principal payments received under direct financing leases	473,473	403,344	610,780	3,533
Net proceeds from securitization of lease receivables, loan receivables and securities	139,812	102,444	275,998	897
Installment loans made to customers	(1,575,556)	(1,721,857)	(2,173,322)	(15,084)
Principal collected on installment loans	1,125,270	1,310,266	1,554,422	11,478
Proceeds from sales of operating lease assets	122,364	153,435	158,396	1,344
Investment in affiliates, net	(1,902)	(26,082)	(6,000)	(228)
Proceeds from sales of investment in affiliates	6,102	84,682	7,905	742
Purchases of available-for-sale securities	(117,237)	(384,733)	(254,044)	(3,370)
Proceeds from sales of available-for-sale securities	73,197	47,119	105,829	413
Proceeds from redemption of available-for-sale securities	24,942	102,832	39,252	901
Purchases of other securities	(52,770)	(75,430)	(76,710)	(661)
Proceeds from sales of other securities	60,597	31,569	73,316	277
Purchases of other operating assets	(33,575)	(28,562)	(50,238)	(250)
Acquisitions of subsidiaries, net of cash acquired	(18,235)	(6,476)	(19,270)	(57)
Sales of subsidiaries, net of cash disposed	3,019	—	3,019	—
Other, net	(14,629)	(27,718)	(20,020)	(243)

Net cash used in investing activities	(561,663)	(839,536)	(802,278)	(7,355)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	(177,807)	156,619	(111,360)	1,372
Proceeds from debt with maturities longer than three months	1,738,128	2,123,172	2,230,830	18,600
Repayment of debt with maturities longer than three months	(1,321,091)	(1,431,837)	(1,655,581)	(12,543)
Net increase (decrease) in deposits due to customers	37,366	14,362	93,175	126
Issuance of common stock	3,006	1,897	4,516	16
Dividends paid	(8,092)	(11,863)	(8,092)	(104)
Net increase (decrease) in call money	5,600	20,000	(10,000)	175
Other, net	1,141	(30,554)	1,526	(268)

Net cash provided by financing activities	278,251	841,796	545,014	7,374

Effect of Exchange Rate Changes on Cash and Cash Equivalents	624	(822)	443	(7)

Net Increase (Decrease) in Cash and Cash Equivalents	(119,074)	32,432	(30,693)	284
Cash and Cash Equivalents at Beginning of Period	245,856	215,163	245,856	1,885

Cash and Cash Equivalents at End of Period	126,782	247,595	215,163	2,169

Segment Information

(For the Nine Months Ended December 31, 2006 and 2007, and the Year Ended March 31, 2007)

(Unaudited)

	(millions of JPY, millions of US$)

	Nine Months ended December 31, 2006			Nine Months ended December 31, 2007			Year ended March 31, 2007
	Segment Revenues	Segment Profits	Segment Assets	Segment Revenues	Segment Profits	Segment Assets	Segment Revenues	Segment Profits	Segment Assets
Operations in Japan
Corporate Financial Services	89,071	42,998	1,809,285	98,825	25,788	2,061,383	123,328	58,231	1,861,403
Automobile Operations	109,140	19,741	512,987	116,752	18,318	519,937	146,966	28,224	510,805
Rental Operations	49,446	6,328	120,826	57,434	8,890	122,823	67,859	10,869	121,621
Real Estate-Related Finance	57,988	30,685	1,398,997	65,996	29,614	1,924,709	82,345	44,682	1,517,927
Real Estate	194,949	41,958	816,148	188,132	44,338	998,426	245,336	51,236	901,237
Life Insurance	93,621	7,222	512,622	92,775	4,947	505,071	132,060	9,921	511,051
Other	117,400	58,443	747,418	87,609	24,444	764,577	145,443	60,387	773,595

Sub-Total	711,615	207,375	5,918,283	707,523	156,339	6,896,926	943,337	263,550	6,197,639

Overseas Operations
The Americas	85,830	23,905	494,359	78,013	15,001	525,962	119,940	31,315	487,900
Asia, Oceania and Europe	76,523	29,230	615,064	95,700	36,984	637,369	103,593	37,763	625,036

Sub-Total	162,353	53,135	1,109,423	173,713	51,985	1,163,331	223,533	69,078	1,112,936

Segment Total	873,968	260,510	7,027,706	881,236	208,324	8,060,257	1,166,870	332,628	7,310,575

Difference between Segment Totals and Consolidated Amounts	(25,872)	(14,173)	774,839	(37,072)	(30,754)	1,054,669	(28,691)	(16,023)	896,612

Consolidated Amounts	848,096	246,337	7,802,545	844,164	177,570	9,114,926	1,138,179	316,605	8,207,187

	U.S. dollars Nine Months ended December 31, 2007
	Segment Revenues	Segment Profits	Segment Assets
Operations in Japan
Corporate Financial Services	866	226	18,058
Automobile Operations	1,023	161	4,555
Rental Operations	503	78	1,076
Real Estate-Related Finance	578	260	16,861
Real Estate	1,648	388	8,747
Life Insurance	813	43	4,425
Other	767	214	6,698

Sub-Total	6,198	1,370	60,420

Overseas Operations
The Americas	684	131	4,608
Asia, Oceania and Europe	838	324	5,583

Sub-Total	1,522	455	10,191

Segment Total	7,720	1,825	70,611

Difference between Segment Totals and Consolidated Amounts	(325)	(270)	9,239

Consolidated Amounts	7,395	1,555	79,850

Notes:	1.	The results of the reported segments from the first quarter of this fiscal year reflect the revised business classification of the Company. Accordingly, leasing operations of the affiliates, which had been included in the “Other” segment, have been included in the “Corporate Financial Services” segment from the first quarter of this fiscal year. Therefore, certain related amounts that had been previously reported are reclassified.

	2.	The Company evaluates the performance of its segments based on income before income taxes as well as results of discontinued operations before applicable tax effect and minority interests in earnings of subsidiaries. Tax expenses are not included in segment profits.